

02007906

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL RECEIVED PROCESSING AUG 1 5 2002 WASH. D.C. 154 SECTION

SEC FILE NUMBER
8- 25726

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1 2001 (MM/DD/YY) AND ENDING June 30 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nicodemus & Sherwood, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38 Landing Meadow Road
(No. and Street)

Smithtown (City) NY (State) 11787 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah K. Sherwood 631-979-1141
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cesarano & Khan PC
(Name – *if individual, state last, first, middle name*)

249-02 Jericho Turnpike Ste 104 (Address) Bellerose (City) NY (State) 11001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 1 1 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

P

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DEBORAH K. SHERWOOD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NICODEMUS & SHERWOOD, Inc, as of JUNE 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

VICE PRESIDENT

Title



KORIN L. BURNS
NOTARY PUBLIC, STATE OF NEW YORK
NO. 4905543, SUFFOLK COUNTY
TERM EXPIRES SEPT. 14, 2005

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
AUG 15 2002
WASH., D.C. 154 SECTION

NICODEMUS & SHERWOOD, INC.

Statement of Financial Condition
as of June 30, 2002



Cesarano & Khan, PC
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Nicodemus & Sherwood, Inc.:

We have audited the accompanying statement of financial condition of Nicodemus & Sherwood, Inc. (the "Company") as of June 30, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Nicodemus & Sherwood, Inc. as of June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Cesarano & Khan, PC

Bellerose, New York
July 25, 2002

249-02 Jericho Turnpike, Suite 104, Bellerose, New York 11001 • Telephone: (516) 437-8200 • Facsimile: (516) 437-8325

NICODEMUS & SHERWOOD, INC.

STATEMENT OF FINANCIAL CONDITION

June 30, 2002

ASSETS

Cash	$ 47,236
Investment (Note 3)	12,409
Deposit with clearing broker	41,732
Fees receivable	34,573
Prepaid expenses	3,642
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $55,646 (Notes 2 and 4)	15,131
Security deposit	500
Total assets	$155,223

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued liabilities	$ 447
Deferred income taxes payable (Note 5)	6,460
Total liabilities	6,907
Stockholders' equity:	
Common stock, $1.00 stated value, 1,000 shares authorized, 100 shares issued and outstanding	100
Paid-in capital	4,901
Retained earnings	143,315
Total stockholders' equity	148,316
Total liabilities and stockholders' equity	$155,223

The accompanying notes are an integral part of these financial statements

NICODEMUS & SHERWOOD, INC.

NOTES TO FINANCIAL STATEMENTS

1. Operations:

Nicodemus & Sherwood, Inc. (the "Company") acts as an investment banker, and broker/dealer in securities. In addition, the Company performs certain other management and consulting services. The company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

2. Summary of Significant Accounting Policies:

Pervasiveness of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities Transactions:

Securities transactions and related commission revenues and expenses are recorded on a trade date basis, as securities transactions occur.

Furniture, Equipment and Leasehold Improvements:

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of individual assets.

3. Investment:

Investment consists of a money market mutual fund of $12,409.

4. Furniture, Equipment and Leasehold Improvements:

Furniture, equipment and leasehold improvements are comprised of the following:

Office furniture and equipment	$62,135
Leasehold improvements	8,642
	70,777
Less: Accumulated depreciation	(55,646)
	$15,131

Continued

5. Income Taxes:

Income taxes are provided for all taxable items in the statement of income regardless of when these items are reported for federal tax purposes. The Company elects to utilize provisions of the federal income tax laws to reduce current taxes payable. Income taxes, which are postponed as a result of these elections, are recorded as deferred taxes.

6. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 times net capital, as defined.

At June 30, 2002, the Company's net capital was $91,887, which was $41,887 in excess of its required net capital of $50,000. The Company's net capital ratio was .005 to 1.

7. Rule 15c-3:

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(ii)(A), because it is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.



Cesarano & Khan, PC
Certified Public Accountants


SEC MAIL PROCESSING
RECEIVED
AUG 15 2002
WASH. D.C. 154 SECTION

To the Board of Directors
Nicodemus & Sherwood, Inc.:

In planning and performing our audit of the financial statements of Nicodemus & Sherwood, Inc. (the "Company") for the year ended June 30, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures, including tests of compliance with such practices and procedures, followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11), and in complying with the conditions of exemption from rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above. It should be noted, however, that the Company is a small company, and essentially all its operational and record

249-02 Jericho Turnpike, Suite 104, Bellerose, New York 11001 • Telephone: (516) 437-8200 • Facsimile: (516) 437-8325

keeping procedures are performed by one individual. Consequently, the segregation of duties which is normally required for effective internal control in not practicable.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cosmano & Khan, PC

Bellerose, New York
July 25, 2002